

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

NO ACT

ACT SEA
SECTION 14(a)
RULE 14a-8(i)(11)
PUBLIC AVAILABILITY 3-24-11

March 24, 2011



Joseph R. Fleming, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021

Re: Omission of Shareholder Proposal Pursuant to Rule 14a-8 for H&Q Life Sciences Investors.

Dear Mr. Fleming:

In a letter dated February 17, 2011, on behalf of H&Q Life Sciences Investors (the "Fund"), you request confirmation from the staff of the Division of Investment Management that it would not recommend an enforcement action to the Securities and Exchange Commission if a shareholder proposal ("Proposal") submitted by a shareholder of the Fund ("Proponent") described in your letter is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the Fund's 2011 Annual Meeting of Shareholders. The Proposal states, in relevant part:

> RESOLVED, shareholders of H&Q Life Sciences Investors ("HQL") hereby request that the Board of Directors of HQL (the "Board") take the necessary steps to declassify the Board so that all directors are elected on an annual basis. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

You request our assurances that we would not recommend enforcement action if the Fund omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(11) under the Securities Exchange Act of 1934, as the Proposal substantially duplicates another proposal previously submitted to the Fund by another proponent that will be included in the Proxy Materials.

We have considered your request, and there appears to be some basis for your view that the Fund may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that the Fund has agreed to include in its Proxy Materials. In this regard, we note your representation that the other proposal was previously submitted to the Fund by another proponent. Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(11).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6773.

Sincerely,



Kieran G. Brown
Senior Counsel
Office of Disclosure and Review

Attachment

cc: Western Investment LLC
Olshan Grundman Frome Rosenzweig & Wolosky LLP

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

Dechert
LLP

200 Clarendon Street
27th Floor
Boston, MA 02116-5021
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

JOSEPH R. FLEMING

joseph.fleming@dechert.com
+1 617 728 7161 Direct
+1 617 275 8392 Fax

VIA E-MAIL

February 17, 2011

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by Western Investment LLC for Inclusion in the H&Q Life Sciences Investors' 2011 Proxy Statement

Dear Sir or Madam:

We are counsel to H&Q Life Sciences Investors ("HQL"), a Massachusetts business trust. On December 22, 2010, HQL received a shareholder proposal and supporting statement (together, the "Western Proposal") from Western Investment LLC (the "Proponent") for inclusion in the proxy statement (the "2011 Proxy Statement") to be distributed to HQL's shareholders in connection with its 2011 annual meeting of shareholders. The Western Proposal is attached to this letter as Exhibit A. Previously, on October 6, 2010, HQL received a shareholder proposal and supporting statement (together, the "Original Prior Proposal") from Mr. Kenneth Steiner (the "Prior Proponent") for inclusion in the 2011 Proxy Statement. The Original Prior Proposal is attached to this letter as Exhibit B.

On December 20, 2010, HQL submitted a letter to the staff of the Division of Investment Management (the "Staff") of the U.S. Securities and Exchange Commission ("Commission") regarding its intent to omit the Original Prior Proposal from its 2011 Proxy Statement and form of proxy (the "2011 Proxy Materials"). The Staff issued a response on February 4, 2011 in which it concurred with HQL's position that it could exclude the Original Prior Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") unless the Original Prior Proposal was appropriately revised. The Prior Proponent subsequently revised the Original Prior Proposal (as revised, the "Revised Prior Proposal") as permitted by the Staff's response letter, and HQL intends to include the Revised Prior Proposal in its 2011 Proxy Materials. The Revised Prior Proposal and the Staff's response letter relating to the Original Prior Proposal are included as Exhibit C.

The purpose of this letter is to notify the Commission of HQL's intent to exclude the Western Proposal from its 2011 Proxy Materials. On behalf of HQL, we respectfully request confirmation that the Staff will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Rule 14a-8 under the Exchange Act, HQL excludes the Western Proposal from its 2011 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, we are emailing this letter and its attachments to shareholderproposals@sec.gov. Additionally, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter and its attachments via overnight mail and fax to the Proponent and its counsel as notice of HQL's intention to exclude the Western Proposal from the 2011 Proxy Materials. HQL presently intends to file its definitive 2011 Proxy Materials with the Commission on or about May 13, 2011, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before HQL will file its definitive 2011 Proxy Materials.

Please fax any response by the Staff to this letter to my attention at (617) 426-6567 and send a copy of the response to the attention of the Proponent at the mailing address set forth in the Proponent's correspondence.

<u>The Proposals</u>

The Western Proposal relates to the declassification of HQL's Board of Trustees (the "Board") and states, in relevant part:

> *RESOLVED, that the shareholders of H&Q Life Sciences Investors ("HQL") hereby request that the Board of Directors of HQL (the "Board") take the necessary steps to declassify the Board so that all directors are elected on an annual basis. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.*

The Original Prior Proposal and the Revised Prior Proposal also relate to the declassification of HQL's Board.

The Original Prior Proposal states, in relevant part:

> *RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Trustees into one class with each trustee subject to election each year and to complete the transition within one-year.*

The Revised Prior Proposal states, in relevant part:

> *RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Trustees into one class with each trustee subject to election each year and to complete this transition without affecting the unexpired terms of trustees elected to the board at or prior to the upcoming annual meeting.*

Analysis of Basis for Exclusion

The Western Proposal may be Omitted Under Rule 14a-8(i)(11) as Substantially Duplicative of the Revised Prior Proposal, which was Previously Submitted to HQL

Rule 14a-8(i)(11) permits a company to exclude from its proxy materials any shareholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting. The Staff consistently has concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus." *See, e.g., Exxon Mobil Corp.* (Mar. 19, 2010); *Goldman Sachs Group,* (Mar. 9, 2010). The Staff has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Adoption of Amendments Relating to Proposals by Securities Holders*, Exchange Act Release No. 12999 (Nov. 22, 1976).

The Western Proposal may be omitted as substantially duplicative of the Revised Prior Proposal. The Western Proposal and the Revised Prior Proposal (and the Original Prior Proposal) have the same principal thrust and focus in that they both seek to cause all of HQL's trustees to be elected annually. HQL received the Original Prior Proposal on October 6, 2010, and HQL received the Western Proposal on December 22, 2010. The Staff has previously granted relief under Rule 14a-8(i)(11) in nearly identical situations. *See e.g., CarrAmerica Realty Corp.* (Mar. 8, 2002); *Airborne Freight Corp.* (Feb. 14, 2000); *Monsanto Corp.* (Feb. 7, 2000); *Electronic Data Systems Corp.* (Mar. 11, 1999). In each of these letters, the Staff was presented with two proposals relating to the declassification of a board of directors and concurred that the companies could exclude the later-received shareholder proposal as substantially duplicative of the previously submitted proposal.

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if HQL omits the Western Proposal from the 2011 Proxy Materials. Should you have any questions regarding any aspect of this letter or require any additional information, please contact the undersigned at (617) 728-7161 or joseph.fleming@dechert.com. If the Staff disagrees with our conclusion that the Western Proposal may be excluded from the 2011 Proxy Materials, we would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

Sincerely,



Joseph R. Fleming

cc: Western Investment LLC (via Fed Ex)
Olshan Grundman Frome Rosenzweig & Wolosky LLP (via Fax and Fed Ex)
Daniel R. Omstead, Ph.D. (via email)

Dechert LLP

Exhibit A

WESTERN INVESTMENT LLC
7050 South Union Park Center, Suite 590
Midvale, Utah 84047

December 22, 2010

BY FACSIMILE AND OVERNIGHT COURIER

H&Q Life Sciences Investors
2 Liberty Square, 9th Floor
Boston, Massachusetts, 02109
Attention: Laura Woodward, Secretary

Re: **Submission of Proposal pursuant to Rule 14a-8 ("Rule 14a-8") of the Securities Exchange Act of 1934, as amended, for the 2011 Annual Meeting of Shareholders of H&Q Life Sciences Investors**

Dear Ms. Woodward:

Western Investment LLC ("Western Investment") is submitting pursuant to Rule 14a-8 the proposal and supporting statement attached hereto as Exhibit A (the "Proposal") for inclusion in the proxy statement of H&Q Life Sciences Investors (the "Fund") relating to the 2011 annual meeting of shareholders of the Fund (the "Annual Meeting").

As of the date hereof, Western Investment, together with its affiliates, is the beneficial owner of 778,914 shares of beneficial interest, par value $.01 per share (the "Common Stock") of the Fund. Western Investment has been the holder of record of 500 shares of Common Stock for over one year, and, together with its affiliates, is the beneficial owner of an additional 778,414 shares of Common Stock held through certain of its affiliates. As of the date hereof, Western Investment has continuously held at least $2,000 in market value of the Fund's securities entitled to be voted on the proposal for at least one year and intends to hold such shares through the date of the Annual Meeting.

Western Investment's representatives will appear in person or by proxy to bring the resolution before the meeting.

* * *

This notice is submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Western Investment will assume the attached resolution and supporting statement will be included in the Fund's proxy material for the Annual Meeting unless advised otherwise in writing (with a copy to Western Investment's counsel in this matter, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Adam Finerman, Esq., telephone (212) 451-2289, facsimile (212) 451-2222).

Western Investment LLC

By: [signature]

Arthur D. Lipson, Managing Member

EXHIBIT A

Proposal:

RESOLVED, that the shareholders of H&Q Life Sciences Investors ("HQL") hereby request that the Board of Directors of HQL (the "Board") take the necessary steps to declassify the Board so that all directors are elected on an annual basis. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

Supporting Statement:

We believe the annual election of all directors encourages board accountability to its shareholders, and is generally held to be the standard for corporate governance best practices. In fact, Egan-Jones Proxy Services, Glass, Lewis & Co. and RiskMetrics Group/ISS, three of the leading proxy advisory firms, plus The Council of Institutional Investors, a nonprofit association of public, union and corporate pension funds with combined assets that exceed $3 trillion, all recommend that all members of the board be elected annually.

Currently, the Board is divided into three classes serving staggered three-year terms. A classified board protects the incumbents, which in turn dilutes the voice of shareholders and limits board accountability. We strongly believe the classification of the Board is strong proof the Board is not acting in the best interests of shareholders.

RiskMetrics Group/ISS has noted that "**the only real motive for implementing a [classified board] is to make it more difficult to change control of the board**" and that "empirical evidence has suggested that **[a classified board] is not in shareholders' best interests** from a financial perspective."

In this difficult market and economic environment, accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments in HQL. We believe that if the Board was annually accountable to shareholders, the Board would address HQL's:

- **Excessive Discount to Net Asset Value ("NAV").** Since 2008, HQL has traded at a persistent and excessive discount to NAV. In fact, since October 2008, HQL's shares have had an average discount of more than 18%, bottoming out at an incredible 30.3% discount to NAV on November 21, 2008.

- **Failure to Conduct Effective Accretive Share Repurchases.** HQL had for years failed to authorize share repurchases until September 2009 when HQL authorized a one-year repurchase program of up to 10% of the outstanding shares. According to HQL, "**the share repurchase program was intended to enhance shareholder value and potentially reduce the discount [to NAV].**" In April 2010, when the discount to NAV was 14.7% and HQL had only repurchased 1.8% of its outstanding shares, HQL terminated the program.

- **History has shown that the Board has repeatedly chosen to maximize fee income for the manager rather than value for shareholders.**

Enacting this proposal would provide shareholders with the opportunity to annually evaluate and weed out ineffective directors, which would, we believe, keep the Board focused on maximizing shareholder value, its true responsibility.

For a greater voice in the corporate governance of HQL and to increase the accountability of the Board to shareholders, vote FOR this proposal to declassify the Board.

Dechert
LLP

Exhibit B



Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Daniel R. Omstead
President
H&Q Life Sciences Investors (HQL)
2 Liberty Square
9th Floor
Boston, MA 02109

Dear Mr. Omstead,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: 310-371-7872, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278) at:
olmsted7p (at) earthlink.net
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to olmsted7p (at) earthlink.net

Sincerely,



Kenneth Steiner

9/28/10
Date

cc: Laura F. Woodward
Secretary
Phone: 617-772-8500
Fax: 617-772-8577

[HQL: Rule 14a-8 Proposal, October 6, 2010]
3 [Number to be assigned by the company] – **Elect Each Trustee Annually**
RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Trustees into one class with each trustee subject to election each year and to complete this transition within one-year.

If our company took more than one-year to phase in this proposal it could create conflict among our trustees. Trustees with 3-year terms could be more casual because they would not stand for election immediately while trustees with one-years terms would be under more immediate pressure.

Our current practice, in which only a few trustees stand for election annually, is not in the best interest of our Company and its shareholders. Eliminating this staggered system would give shareholders an opportunity to register their view on the performance of each trustee annually. Electing trustees in this manner is one of the best methods available to shareholders to ensure that our Company will be managed in a manner that is in the best interest of shareholders.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election for each Board member. Shareholder resolutions on this topic won an average of 68%-support in 2009.

Increasingly, companies themselves are presenting resolutions seeking shareholder support for this topic. These management resolutions regularly receive votes in the 90%-plus range. This is clearly a trend with companies as they strive to adopt best governance practices.

The merit of this Elect Each Trustee Annually proposal should also be considered in the context of the need for additional improvements in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Elect Each Trustee Annually – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [olmsted7p (at) earthlink.net].

Dechert
LLP

Exhibit C

3 [Number to be assigned by the company] – **Elect Each Trustee Annually**
RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Trustees into one class with each trustee subject to election each year and to complete this transition without affecting the unexpired terms of trustees elected to the board at or prior to the upcoming annual meeting.

Our current practice, in which only a few trustees stand for election annually, is not in the best interest of our Company and its shareholders. Eliminating this staggered system would give shareholders an opportunity to register their view on the performance of each trustee annually. Electing trustees in this manner is one of the best methods available to shareholders to ensure that our Company will be managed in a manner that is in the best interest of shareholders.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election for each Board member. Shareholder resolutions on this topic won an average of 68%-support in 2009.

Increasingly, companies themselves are presenting resolutions seeking shareholder support for this topic. These management resolutions regularly receive votes in the 90%-plus range. This is clearly a trend with companies as they strive to adopt best governance practices.

The merit of this Elect Each Trustee Annually proposal should also be considered in the context of the need for additional improvements in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Elect Each Trustee Annually – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [olmsted7p (at) earthlink.net].



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 4, 2011

Joseph R. Fleming, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021

Re: Omission of Shareholder Proposal Pursuant to Rule 14a-8 for H&Q Life Sciences Investors.

Dear Mr. Fleming:

In a letter dated December 20, 2010, on behalf of H&Q Life Sciences Investors (the "Fund"), you request confirmation from the staff of the Division of Investment Management that it would not recommend an enforcement action to the Securities and Exchange Commission if a shareholder proposal ("Proposal") submitted by a shareholder of the Fund ("Proponent") described in your letter is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the Fund's 2011 Annual Meeting of Shareholders. The Proposal states, in relevant part:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Trustees into one class with each trustee subject to election each year and to complete this transition within one-year.

You request our assurances that we would not recommend enforcement action if the Fund omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, because it relates to an election to the Company's Board of Trustees.

We have considered your request,[1] and there appears to be some basis for your view that the Fund may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(8) to the extent it could, if implemented, disqualify trustees previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the Proposal were revised to provide that it will not affect the unexpired terms of trustees elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the Proponent provides the Fund with a Proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if the Fund omits the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(8).

---

1 We also considered a letter submitted on behalf of the Proponent dated January 12, 2011.

You also request our assurances that we would not recommend enforcement action if the Fund omits from the Proposal a statement that the merit of the Proposal "should also be considered in the context of the need for additional improvements in our company's 2010 reported corporate governance status." You argue that that the statement may be excluded under Rule 14a-8(i)(3) under the Securities Exchange Act of 1934 because the statement is false or misleading and "indirectly impugns the character, integrity or personal reputation of the Trustees by suggesting, without factual support, that the governance of [the Fund] has been deficient and that the Trustees have been neglectful of their duties and have acted improperly or unlawfully."

After considering your request, we are unable to concur with your view that the Fund may exclude the statement from the Proposal under Rule 14a-8(i)(3). Accordingly, if the Proposal is included in the Proxy Materials we do not believe that the Fund may omit the statement from the Proposal in reliance on Rule 14a-8(i)(3).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6773.

Sincerely,



Kieran G. Brown
Senior Counsel
Office of Disclosure and Review

Attachment

cc: Kenneth Steiner
John Chevedden